Exhibit 3.6

CERTIFICATE OF FORMATION

OF

PINAFORE, LLC

The undersigned, an authorized natural person, for the purpose of forming a limited liability company, under the provisions and subject to the requirements of the State of Delaware (particularly Chapter 18, Title 6 of the Delaware Code and the acts amendatory thereof and supplemental thereto, and known, identified, and referred to as the “Delaware Limited Liability Company Act”), hereby certifies that:

FIRST: The name of the limited liability company (hereinafter called the “limited liability company”) is:

Pinafore, LLC

SECOND: The address of the registered office and the name and the address of the registered agent of the limited liability company required to be maintained by Section 18-104 of the Delaware Limited Liability Company Act are:

The Corporation Trust Company

Corporation Trust Center

1209 Orange Street

Wilmington, New Castle County, Delaware 19801

THIRD: Notice is hereby given pursuant to Section 18-215(b) of the Delaware Limited Liability Company Act that the debts, liabilities, obligations and expenses incurred, contracted for or otherwise existing with respect to a particular series of the limited liability company shall be enforceable against the assets of such series only, and not against the assets of the limited liability company generally or any other series thereof, and, unless otherwise provided in the limited liability company agreement of the limited liability company, none of the debts, liabilities, obligations and expenses incurred, contracted for or otherwise existing with respect to the limited liability company generally or any other series thereof shall be enforceable against the assets of such series.

FOURTH: This Certificate of Formation shall be effective upon filing.

Executed on July 16, 2010

/s/ Eleanor C. Romanelli
Eleanor C. Romanelli
Authorized Person